Exhibit 99.1

Axcan Pharma inc.
597, boulevard Laurier
Mont-Saint-Hillaire (Québec)
Canada J3H 6C4

Tél: (450) 467-2600
1-800-565-3255
Téléc.: (450) 464-9979

www.axcan.com

SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
NASDAQ SYMBOL (NASDAQ Global Market):	AXCA

DATE:	January 28, 2008

Press release for immediate distribution

QUEBEC SUPERIOR COURT ISSUES FINAL ORDER APPROVING

THE ACQUISITION OF AXCAN BY AN AFFILIATE OF TPG CAPITAL

MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. (“Axcan” or “the Company”) (TSX: AXP — NASDAQ: AXCA) announced today that the Superior Court of Quebec has issued a final order approving the Plan of Arrangement pertaining to the acquisition by an affiliate of TPG Capital of all outstanding common shares of Axcan. The Court’s final order also held the Plan of Arrangement to be fair and reasonable to Axcan shareholders. The Court’s approval follows January 25th’s special meeting of Axcan’s shareholders, where the Plan of Arrangement was approved by 99.8% of the votes cast by holders of Axcan’s common shares.

The transaction is expected to close in the first quarter of calendar 2008. Axcan will advise shareholders nearer to the time of closing about the procedures for surrendering and receiving payment for their shares. The transaction remains subject to customary conditions, including receipt of all required regulatory approvals.

ABOUT AXCAN PHARMA

Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The Company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan’s products are marketed by its own specialized sales forces in North America and Europe and through commercial collaborations in many markets around the world. Its common shares are listed on the NASDAQ Global Market under the symbol “AXCA” and on the Toronto Stock Exchange under the symbol “AXP”.

ABOUT TPG

TPG is a leading private investment firm founded in 1992, with more than $35 billion of assets under management and offices in San Francisco, London, Hong Kong, New York, Minneapolis, Fort Worth, Melbourne, Menlo Park, Moscow, Mumbai, Beijing, Shanghai, Singapore and Tokyo.  TPG has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, joint ventures and restructurings.  Please visit www.tpg.com.

INFORMATION:	Isabelle Adjahi
Senior Director, Investor Relations and Communications
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000

www.axcan.com